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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              For the month of June

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
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                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC,
an English public limited company


By: /s/ Leonard Fertig
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    Leonard Fertig
    Chief Executive Officer

Date:  June 17, 2005

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                FUTUREMEDIA INTRODUCES THE PROSECUTION COLLEGE

   NEXT GENERATION E-LEARNING PORTAL CREATED FOR CROWN PROSECUTION SERVICE TO
                       TRAIN LAWYERS IN ENGLAND AND WALES

    BRIGHTON, England, June 17 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European e-learning content and managed benefits services provider, today introduced the Prosecution College, an innovative e-learning portal designed to educate new lawyers in the Crown Prosecution Service (CPS), the government department that serves as the principal prosecuting authority for criminal offenses in England and Wales.

    The introduction of the portal follows the Learning and Development Department of the CPS awarding Futuremedia a two-year contract in February to develop customized e-learning courses.

    Commencing June 20th, a phased introduction of different programs will be introduced into the e-learning curriculum of the Prosecution College, including Equality and Diversity, No Witness No Justice, Proceeds of Crime, Speaking Up For Justice, Advocacy Development, and Caseworker Induction, with further programs to follow.

    Commenting on the opening of the online college, Leonard M. Fertig, CEO of Futuremedia, said, "The Prosecution College is an example of how we are partnering with some of the UK's most important professional and educational institutions, utilizing the most advanced methodologies to extend their capabilities through effective e-learning courses. With a staff of 7,500, including 2,500 lawyers, the CPS deals with more than 1.3 million cases annually. We are helping this organization to more effectively serve British society by harnessing state-of-the-art techniques to ensure that its staff is at the forefront of legal practice and knowledge. E-learning is growing in use in education and professional development and is proving to be an increasingly valuable tool for the CPS and for the legal profession in general. Futuremedia has developed a unique position in its ability to partner with public and private institutions to create virtual colleges and professional schools."

    Shelagh O'Leary for the CPS said, "We are committed to providing our members of staff with the best tools possible to perform their valuable public service. Following the success of the Lawyers Induction modules, we are now in a position to increase the availability of CPS-specific e-learning for our staff. We are confident this arrangement with Futuremedia will continue to produce outstanding e-learning content that will be useful to our members as they prepare criminal prosecutions."

    About the Crown Prosecution Service:
    The Crown Prosecution Service is responsible for prosecuting people in England and Wales who have been charged by the police with criminal offenses.

    More information can be found on http://www.cps.gov.uk.

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    About Futuremedia:
    Futuremedia plc is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer in the development and delivery of a range of fully managed, outsourced benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with new contracts (including the possibility that contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia
    -0-                             06/17/2005
    /CONTACT:  Mike Smargiassi or Corey Kinger, both of Brainerd
Communicators, Inc., +1-212-986-6667, ir@futuremedia.co.uk, for Futuremedia/
    /Web site:  http://www.futuremedia.co.uk
                http://www.cps.gov.uk

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